Note 1. Organization and Description of Business

BH Securities, LLC (the Company) is a Delaware limited liability company established on February 14, 2013 and is a registered broker-dealer in securities under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority (FINRA). The Company received approval to operate as a licensed broker-dealer on July 31, 2013. The Company is headquartered in Chicago, Illinois.

The Company's primary business is investment banking services. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities. It operates under the provisions of paragraph (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934 and is accordingly exempt from the operating provisions of that rule.

Note 2. Significant Accounting Policies

The following is a summary of the Company's significant accounting policies:

Basis of presentation: The Company follows U.S. Generally Accepted Accounting Principles (U.S. GAAP) as established by the Financial Accounting Standards Board (the FASB) to ensure consistent reporting of financial condition, results of operations, changes in member's equity and cash flows.

Cash and cash equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

The Company maintains its cash deposits in high-quality financial institutions. Balances at times may exceed federally insured limits.

Use of estimates: The preparation of financial statements in conformity with U.S. GAAP requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition: Securities transactions and fees are recorded on the trade date as transactions occur. Investment banking revenue includes fees earned from providing merger and acquisition and other advisory services to clients. Revenue is recognized when earned, which generally occurs as services are performed or upon consummation of a transaction.

Income taxes: The Company is taxed as a single member LLC and is considered a disregarded entity under the provisions of the Internal Revenue Code and is accordingly not subject to federal or state income taxes. Instead, the member is liable for federal and state income taxes on its respective share of the taxable income of the Company. Accordingly, no provision for federal or state income tax has been provided for in the accompanying financial statements.

The FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a

Note 2. Significant Accounting Policies – Continued

tax benefit or expense and liability in the current year. Management has determined there are no uncertain income tax positions through December 31, 2015. The Company is generally not subject to U.S. federal, state or local income tax examinations related to the Company's activities for tax years before 2013. The Company would recognize penalties and interest related to uncertain tax positions in income tax expense.

Note 3. Fair Value of Financial Instruments

The Company's short term financial instruments consist of cash and cash equivalents, receivables, and current liabilities. The carrying value of these short term instruments approximates their estimated fair values based on the instruments' short term nature.

Note 4. Net Capital Requirements

The Company is an introducing broker-dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the Company to maintain "net capital" of 6-2/3 percent of "aggregate indebtedness" or $5,000, whichever is greater, as these terms are defined. In addition, the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and aggregate indebtedness change daily. As of December 31, 2015, the Company had net capital of $25,333 which was $20,333 in excess of its required net capital $5,000. The percentage of aggregate indebtedness to net capital at December 31, 2015 was 7.60%. The net capital rule may effectively restrict the withdrawal of member's equity.